Exhibit 99.1

Sebastián Martí

Ternium - Investor Relations

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Ternium Announces Investment in New Galvanizing and Pre-Painting Lines in Mexico

Luxembourg, March 1, 2017 – Ternium S.A. (NYSE: TX) today announced its plans to build a hot-dip galvanizing line and a pre-painting line in its facility in Pesquería, Mexico. The new lines will target Mexico’s industrial markets, deepening the company’s import substitution strategy.

Ternium’s new hot-dip galvanizing and pre-painting lines will have annual production capacity of 300,000 and 120,000 metric tons, respectively. With a total investment of approximately USD260 million, the new lines would be operational by 2020 and expand Ternium’s current hot-dip galvanizing and pre-painting production capacity in Mexico by 17% and 20%, respectively.

This new high-value-adding processing capacity will support Ternium’s leading position as a steel supplier to the growing household appliances, lightning and metal-mechanic industries in Mexico, and will broaden the company’s product range.

Forward Looking Statements

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium’s control.

About Ternium

Ternium is a leading steel producer in Latin America, with an annual production capacity of approximately 11.0 million tons of finished steel products. The company manufactures and processes a broad range of value-added steel products for customers active in the construction, automotive, home appliances, capital goods, container, food and energy industries.  With production facilities located in Mexico, Argentina, Colombia, the southern United States and Guatemala, Ternium serves markets in the Americas through its integrated manufacturing system and extensive distribution network.  In addition, Ternium participates in the control group of Usiminas, a Brazilian steel company.  More information about Ternium is available at www.ternium.com.